Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 6, 2003

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on August 5, 2003, entitled “Recommended cash offer for Project Telecom plc by UBS Investment Bank on behalf of Vodafone Group Plc (and in the United States by Vodafone Group Plc itself)”.

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan

 5 August 2003

Recommended cash offer for

Project Telecom plc

by UBS Investment Bank

on behalf of

Vodafone Group Plc

(and in the United States by Vodafone Group Plc itself)

•                  The boards of Vodafone Group Plc and Project Telecom plc announce that they have agreed on the terms of a recommended Offer for the shares of Project Telecom.

•                  Vodafone’s Offer is 70 pence in cash for each Project Telecom Share, valuing the whole of the existing issued share capital of Project Telecom at approximately £155 million.  The Offer also contains a Loan Note Alternative.

•                  The Offer represents a premium of approximately 43 per cent to the Closing Price of 49 pence per Project Telecom Share on 10 July 2003, the last business day prior to the announcement by Project Telecom that it was in discussions that could lead to an offer for Project Telecom.

•                  Vodafone has received irrevocable undertakings to accept the Offer in respect of 133,577,319 Project Telecom Shares, representing approximately 60.2 per cent of the existing issued share capital. Project Telecom Shareholders who have given these undertakings have agreed to accept Vodafone’s Offer even in the event of a higher bid being received for Project Telecom.

•                  The unanimous recommendation of Vodafone’s Offer for Project Telecom follows a thorough strategic review by the Project Telecom Board of its options, designed to achieve the best possible outcome for Project Telecom, its shareholders, customers and employees.

Commenting on the Offer, Gavin Darby, CEO of Vodafone UK, said:

“We are delighted to welcome Project Telecom into the Vodafone Group, which will provide additional impetus to our focus on the business customer and subscriber.  Vodafone will be able to access directly Project Telecom’s important customers and enhance the already high levels of customer services and advanced communications services offered by Project Telecom.  We look forward to further developing the segment.”

Commenting on the Offer, Philip Rogerson, Chairman of Project Telecom, said:

“The Board believes the Offer represents fair value for its shareholders and is delighted that Project Telecom will form a significant part of Vodafone UK’s growth strategy.  We have built a very successful business over the past 16 years and this transaction provides an opportunity for the business to realise its full potential.  Furthermore, the transaction allows our employees to join one of the world’s largest and most exciting companies and will increase the services and support offered to our customers.”

This summary should be read in conjunction with the full text of this Announcement.

Enquiries

Vodafone Group
Tim Brown (Group Corporate Affairs Director)
Melissa Stimpson (Investor Relations)
Darren Jones (Investor Relations)
Bobby Leach (Media Relations)
Ben Padovan (Media Relations)
 +44 (0) 1635 673310

Project Telecom Tim Radford Richard Cunningham +44 (0) 870 848 7711

UBS Investment Bank (Financial adviser and broker to Vodafone) Warren Finegold Andre Sokol Markus Pressdee +44 (0) 20 7567 8000	Rothschild (Joint financial adviser to Project Telecom) Jeremy Boardman Warner Mandel +44 (0) 20 7280 5000 Paul Simpson +44 (0) 121 600 5252

Cazenove (Joint financial adviser and sole broker to Project Telecom) Ed Byers Steve Baldwin +44 (0) 20 7588 2828

Terms used in this summary shall have the same meaning given to them in the full announcement.  The Offer Document and the Form of Acceptance will be posted to Project Telecom Shareholders as soon as reasonably practicable and in any event within 28 days of this Announcement, other than to Project Telecom Shareholders in a Restricted Jurisdiction.

This Announcement does not constitute an offer or an invitation to purchase or subscribe for any securities. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The Offer will not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of a Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, instrumentality or facility within a Restricted Jurisdiction. Accordingly, copies of this Announcement and formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from a Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer.  Persons receiving this Announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from a Restricted Jurisdiction.

The Offer in the United States is made solely by Vodafone and neither UBS nor any of its affiliates is making the Offer in the United States.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Offer Document.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission or any similar authority of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes

have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes are not being, and may not be, if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction or to, or for the account or benefit of, any US, Canadian, Australian or Japanese person.

UBS, which is regulated in the United Kingdom by the FSA, is acting for Vodafone in connection with the Offer and no one else and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

Rothschild, which is regulated in the United Kingdom by the FSA, is acting for Project Telecom and no one else in connection with the Offer and will not be responsible to anyone other than Project Telecom for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

Cazenove, which is regulated in the United Kingdom by the FSA, is acting for Project Telecom and no one else in connection with the Offer and will not be responsible to anyone other than Project Telecom for providing the protections afforded to clients of Cazenove or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

In accordance with normal UK market practice, Vodafone or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Project Telecom Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance.  These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.  Any information about such purchases will be disclosed as required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of Vodafone.

Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan

5 August 2003

Recommended cash offer for

Project Telecom plc

by UBS Investment Bank

on behalf of

Vodafone Group Plc

(and in the United States by Vodafone Group Plc itself)

1.              Introduction

The boards of Vodafone and Project Telecom are pleased to announce that they have reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Project Telecom to be made outside the United States by UBS on behalf of Vodafone and in the United States by Vodafone itself.

2.              The Offer

The Offer, which will be subject to the conditions and further terms set out below and in Appendix I and those to be set out in the Offer Document and Form of Acceptance, will be made on the following basis:

for each Project Telecom Share                             70 pence in cash

The Offer values the whole of the issued share capital of Project Telecom at approximately £155 million and the issued and to be issued share capital at approximately £162 million.  The Offer represents a premium of approximately 43 per cent to the Closing Price of 49 pence per Project Telecom Share on 10 July 2003, being the last business day prior to the announcement by Project Telecom that it was in discussions that could lead to an offer for Project Telecom.

Project Telecom Shares will be acquired under the Offer fully paid, ranking pari-passu and free from all liens, charges, equities, encumbrances, rights of pre-emption and other interests and together with all rights attaching thereto including, without limitation, the right to receive and retain any dividend or other distribution, announced, declared, made or payable on or after the date of this Announcement.

3.              Recommendation

The Project Telecom Board, which has been so advised by Rothschild and Cazenove, considers the terms of the Offer to be fair and reasonable.   In providing financial advice to the Project Telecom Board, Rothschild and Cazenove have taken into account the commercial assessments of the Project Telecom directors.

Accordingly, the Project Telecom directors unanimously recommend Project Telecom Shareholders to accept the Offer.

4.              Irrevocable undertakings

The Project Telecom directors have signed irrevocable undertakings to accept the Offer in respect of their beneficial holdings of Project Telecom Shares totalling in aggregate 74,717,576 Project Telecom Shares and representing approximately 33.7 per cent of Project Telecom’s existing issued share capital.  These undertakings remain binding even in the event of a higher competing offer being made for Project Telecom, unless the Offer is withdrawn or lapses.

In addition, Vodafone has received irrevocable undertakings from certain other shareholders to accept the Offer in respect of 58,859,743 Project Telecom Shares, representing approximately 26.5 per cent of the existing issued share capital of Project Telecom, on the same terms in the event of a higher competing offer as the irrevocable undertakings from the directors of Project Telecom.

Accordingly, Vodafone has received irrevocable undertakings to accept the Offer in respect of a total of 133,577,319 Project Telecom Shares representing in aggregate approximately 60.2 per cent of Project Telecom’s existing issued share capital.

5.              Loan Note Alternative

As an alternative to some or all of the cash consideration, which would otherwise be receivable under the Offer, Project Telecom Shareholders who validly accept the Offer (other than Project Telecom Shareholders in the United States or any Restricted Jurisdiction) will be able to elect to receive Loan Notes to be issued by Vodafone on the following basis:

for every £1 of cash consideration                    £1 nominal of Loan Notes

The Loan Notes, which will be governed by English law, will be unsecured obligations of Vodafone.  The Loan Notes will bear interest (from the date of issue to the relevant holder of Loan Notes) payable every six months in arrears on 30 June and 31 December at a rate of 1 per cent below LIBOR for six month sterling deposits determined on the first business day of each interest period.  The first interest payment date will be 30 June 2004 in respect of the period up to and including that date.  The Loan Notes will be redeemable at par at the option of the holders, in part or in whole, on interest payment dates, commencing on 31 December 2004.  The Loan Notes will be redeemable at par at the option of Vodafone, in part or in whole, on interest payment dates, commencing on 30 June 2007.  Any Loan Notes outstanding on 30 June 2014 will be redeemed at par (together with any accrued interest) on that date.  The Loan Notes will not be transferable, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

The Loan Note Alternative will be conditional on the Offer becoming or being declared unconditional in all respects.  The Loan Note Alternative will remain open until the Offer closes.  The Loan Note Alternative is not being made available to Project Telecom Shareholders in the United States or any Restricted Jurisdiction.  Further details of the Loan Note Alternative are included in Part B of Appendix I of this Announcement and full details will be contained in the Offer Document.

6.              Finance

The cash elements of the Offer will be financed from Vodafone’s existing resources.

7.              Background to and reasons for the Offer

At the time of the flotation of Project Telecom on the London Stock Exchange in September 2000, Project Telecom identified a number of opportunities for the continued growth of its business, in particular the continued growth of the mobile telecommunications market and the development of the mobile market from a predominantly voice market to one offering fully integrated voice and data services.

Since that time the company has grown strongly.  However, at the beginning of 2003 trading conditions became increasingly challenging and the company experienced slower growth than the Project Telecom Board had expected, as was detailed in Project Telecom’s trading statement dated 24 April 2003.

After a thorough strategic review, the Project Telecom Board decided to explore other options for generating shareholder value including entering into a dialogue with a number of parties who might be interested in making an offer for Project Telecom.  Following these discussions, the Project Telecom Board has decided to recommend Vodafone’s Offer, as it believes that Vodafone’s Offer best reflects the strength of Project Telecom’s market position and its prospects.

8.              Benefits of the transaction

The Project Telecom Board believes that Vodafone’s Offer attributes a fair value to Project Telecom.  In addition, the cash consideration provides certainty of proceeds to Project Telecom Shareholders.  The acquisition of Project Telecom by Vodafone will give Project Telecom’s customer base access to a wider portfolio of value added telecommunications services, thereby positioning the business for sustained growth.

Vodafone believes that the acquisition of Project Telecom will allow the company’s operations to develop and reach their potential due, inter alia, to improved (a) access to customers; (b) ability to develop usage of both voice and data services; (c) access to enhanced services; and (d) access to new products and services with a focus on design and implementation.

The acquisition of Project Telecom will give Vodafone additional focus on the business sector and enable Vodafone to have direct access to Project Telecom’s important business customers.  It is Vodafone’s intention to develop Project Telecom’s operations at Newark and build on and enhance the levels of support and service, as well as the product offerings, provided by Project Telecom.  This will enable the Newark operations to develop as a centre of excellence for Vodafone’s UK operations in the business sector.

9.              Information relating to Project Telecom

The Project Telecom Group was formed in 1987 as an independent provider of telecommunications services serving the business community.  The business has grown strongly and the company is now a UK listed company with a turnover from continuing operations for the year ended 31 December 2002 of £130.2 million.  Project Telecom’s strategy is to deliver the UK’s widest range of mobile and fixed line, voice and data services, to business customers, from a single source.  The company enjoys strong relationships with mobile and fixed line telecommunications network operators Vodafone Limited, O2, BT and Energis.

At close of business on 4 August 2003, being the last business day prior to this Announcement, Project Telecom had a market capitalisation of £145 million.

From continuing operations, for the year ended 31 December 2002, Project Telecom had turnover of £130.2 million (2001: £89.0 million), profit before interest and taxation (before exceptional items and goodwill amortisation) of £14.1 million (2001: £8.5 million) and operating profit (after goodwill amortisation and before exceptional items) of £10.3 million (2001: £5.6 million).  Net assets of Project Telecom were £34.2 million as at 31 December 2002.

10.       Current trading and prospects of Project Telecom

On 24 April 2003, Project Telecom updated its shareholders as to the difficult trading conditions being experienced in its markets and the fact that it had experienced slower growth than expected during the first quarter of 2003.  That update contained the following statement: “In the light of current market conditions, the Board has lowered growth expectations for the current year and now believes that profits from continuing operations will be broadly in line with those in 2002”.

The Project Telecom Board has since updated its views on the likely outcome for the 2003 financial year and now forecasts that, in the absence of unforeseen circumstances and on the bases and assumptions set out in Appendix III to this Announcement, current year operating profits from continuing operations (after goodwill amortisation and before exceptional items) will be not less than last year’s figure of £10.3 million.  This statement constitutes a profit forecast under the City Code and a full text of the statement and the reports required under the City Code from Project Telecom’s financial advisers, Rothschild and Cazenove, and Project Telecom’s auditors, Deloitte & Touche, are reproduced in full in Appendix III to this Announcement.

The Project Telecom Board undertakes that no further dividends or distributions will be announced, declared or paid by Project Telecom whilst the Offer is open.

11.       Information relating to Vodafone

Vodafone provides an extensive range of mobile telecommunications services, including voice and data communications, and is the world’s largest mobile telecommunications company, with a significant presence in Continental Europe, the United Kingdom, the United States and the Far East through the company’s subsidiary undertakings, associated undertakings and investments.

For the year ended 31 March 2003, the group turnover of Vodafone was £30.4 billion and the profit before interest, tax, amortisation of goodwill and exceptional items was £9.2 billion. Net assets of the business were £131.5 billion at 31 March 2003.  During the year ended 31 March 2003 the Vodafone Group had an average of 66,667 full time employees. Vodafone Shares are listed on the London Stock Exchange and the Frankfurt Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange. The market capitalisation of Vodafone was £78.4 billion based on the closing price on 4 August 2003, being the last business day prior to the announcement of the Offer.

12.       Management and employees

Vodafone intends that Project Telecom’s Chief Executive, Timothy Radford and the existing management team will assist in the management of the transition of Project Telecom’s business into Vodafone and believes that Project Telecom’s employees will benefit from the broad range of opportunities afforded by a global company.

The Vodafone Board has given assurances to the Project Telecom Board that, if the Offer becomes or is declared wholly unconditional, the existing employment rights, including pension rights, of all employees of Project Telecom will be fully safeguarded.

13.       Project Telecom Share Option Schemes

Appropriate proposals will be made to holders of options under the Project Telecom Share Option Schemes in due course.

The Offer will extend to Project Telecom Shares which are unconditionally allotted or issued and fully paid or credited as fully paid pursuant to the exercise of options under the Project Telecom Share Option Schemes whilst the Offer remains open for acceptance (or until such earlier date as Vodafone may, subject to the City Code, decide).

14.       Inducement fee

Vodafone and Project Telecom have entered into an agreement under which Project Telecom has agreed to pay Vodafone approximately £1.6 million in the event that either (i) a third party publicly announces an intention to make a competing offer for Project Telecom at a higher price per share than the Offer; or (ii) the Project Telecom Board recommends an alternative offer made by another party (which is not Vodafone or an associate or a person acting in concert with it), and in each case such offer subsequently becomes or is declared unconditional.

15.       Interests in Project Telecom Shares

Neither Vodafone, nor any of the directors of Vodafone, nor, so far as Vodafone is aware, any party presumed to be acting in concert with either of them, owns or controls any Project Telecom Shares or holds any options to purchase Project Telecom Shares or has entered into any derivative referenced to securities of Project Telecom which is still outstanding. In view of the requirement for confidentiality, Vodafone has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with either of them for the purposes of the Offer.

16.       Compulsory acquisition, delisting and cancellation of trading

It is intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, Vodafone will procure that Project Telecom applies to the UK Listing Authority for the listing of the Project Telecom Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the Project Telecom Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Project Telecom Shares in respect of which acceptances of the Offer have not been submitted.

17.       General

(a)          Appendix I to this Announcement contains the conditions and a summary of certain further terms of the Offer.

(b)         Appendix II to this Announcement contains further details of the bases and sources of the financial and other information set out in this Announcement.

(c)          Appendix III to this Announcement contains information on the profit forecast contained in section 10 of this Announcement and the reports required under the City Code from Project Telecom’s financial advisers Rothschild and Cazenove, and Project Telecom’s auditors, Deloitte & Touche in relation to the revised profit forecast referred to herein.

(d)         Appendix IV contains definitions of certain expressions used in this Announcement.

(e)          The Offer will be subject to the applicable requirements of the City Code and the Panel and the US Securities Exchange Act.

(f)            The Offer Document and the Form of Acceptance will be posted to Project Telecom Shareholders as soon as reasonably practicable, other than to Project Telecom Shareholders in a Restricted Jurisdiction.

(g)         Vodafone intends, assuming it becomes entitled to do so, to use the procedures set out in sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Project Telecom Shares, on the same terms as the Offer.

(h)         Rothschild, Cazenove and Deloitte & Touche have given (and not withdrawn) their consent to the publication of their reports and names in the form and context in which they appear in this Announcement.

The Offer Document and the Form of Acceptance will be posted to Project Telecom Shareholders as soon as reasonably practicable and in any event within 28 days of this Announcement, other than to Project Telecom Shareholders in a Restricted Jurisdiction.

This Announcement does not constitute an offer or an invitation to purchase or subscribe for any securities.  The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The Offer will not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of a Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, instrumentality or facility within a Restricted Jurisdiction. Accordingly, copies of this Announcement and formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from a Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer.  Persons receiving this Announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from a Restricted Jurisdiction.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United State should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Offer Document.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission or any similar authority of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes are not being, and may not be, if to do so would constitute a violation of the laws of, or require registration thereof in, relevant jurisdiction offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction or to, or for the account or benefit of, any US, Canadian, Australian or Japanese person.

UBS, which is regulated in the United Kingdom by the FSA, is acting for Vodafone in connection with the Offer and no one else and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

Rothschild, which is regulated in the United Kingdom by the FSA, is acting exclusively for Project Telecom and no one else in connection with the Offer and will not be responsible to anyone other than Project Telecom for providing the protections afforded to clients of Rothschild for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

Cazenove, which is regulated in the United Kingdom by the FSA, is acting exclusively for Project Telecom and no one else in connection with the Offer and will not be responsible to anyone other than Project Telecom for providing the protections afforded to clients of Cazenove or for providing advice in relation to the Offer or in relation to the contents of this Announcement or any transaction or arrangement referred to herein.

In accordance with normal UK market practice, Vodafone or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Project Telecom Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance.  These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices.  Any information about such purchases will be disclosed as required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of Vodafone.

If you are in any doubt about the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services and Market Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This Announcement contains “forward-looking statements” which involve risk and uncertainties.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause the actual results and developments relating to the Offer, Vodafone or Project Telecom discussed in this announcement to differ materially from those expressed or implied by these forward-looking statements.

This Announcement includes “forward-looking statements” with respect to the Offer and Vodafone, including (but not limited to) those contained in Paragraph 8, “Benefits of the transaction”, Paragraph 12, “Management and employees” and Paragraph 16, “Compulsory acquisition, delisting and cancellation of trading”.  With respect to the Offer and Vodafone, the factors that could cause actual results and developments to differ materially from those discussed in this Announcement include, but are not limited to, the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to develop successfully Project Telecom within the Vodafone Group or to realise synergies from the transaction; costs related to the acquisition of Project Telecom; and the economic environment of the industry in which Vodafone and Project Telecom operate.

Furthermore, a review of the reasons why actual results and developments of Vodafone may differ materially from the expectations disclosed or implied within forward-looking statements may be found in Vodafone’s UK annual report and SEC submissions and filings including, but not limited to, the discussion included in the “Information on the Company”, “Cautionary Statement Regarding Forward-Looking Statements”, “Risk Factors” and “Operating and Financial Review and Prospects” sections of Vodafone’s annual report on Form 20-F for the financial year ended 31 March 2003.

This Announcement also includes “forward-looking statements” with respect to Project Telecom, including (but not limited to) those contained in Paragraph 8, “Benefits of the transaction”, Paragraph 10, “Current trading and prospects of Project Telecom” and Appendix III attached hereto.  With respect to Project Telecom, the factors that could cause Project Telecom’s actual results and developments to differ materially from those discussed in this Announcement include, but are not limited to, those contained in Appendix III attached hereto; general economic conditions; price competition; reduction of termination charges by mobile network operators following a recent decision by the UK Competition Commission; slower customer growth or reduced customer retention; the possibility that telecommunications technologies and services will not perform according to expectations; changes in the projected growth rates of the mobile telecommunications industry; and Project Telecom’s ability to integrate acquisitions into its business.

All subsequent written or oral forward-looking statements attributable to either Vodafone or Project Telecom, or any person acting on behalf of either of them, are expressly qualified in their entirety by the factors referred to above.  Forward-looking statements only speak as of the date on which they are made, and the events discussed herein may not occur. Except as required by the UK Listing Authority or the London Stock Exchange, neither Vodafone nor Project Telecom, nor any person acting on behalf of either of them, undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

APPENDIX I

Conditions and further terms of the Offer

Part A: Conditions of the Offer

The Offer, which will be made outside the United States by UBS on behalf of Vodafone and inside the United States by Vodafone itself, will comply with the applicable rules and regulations of the Financial Services Authority, the Code and the US Securities Exchange Act.

The Offer will be subject to the following conditions:

(a)     valid acceptances of the Offer being received (and not, where permitted, withdrawn) by no later than 3.00 p.m. (London time) on the first closing date of the Offer or such later time(s) and/or date(s) as Vodafone may, subject to the rules of the Code, decide in respect of not less than 90 per cent (or such lesser percentage as Vodafone may decide) in nominal value of the Project Telecom Shares to which the Offer relates, provided that this condition will not be satisfied unless Vodafone, together with any member of Vodafone’s Group, shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Project Telecom Shares carrying, in aggregate, more than 50 per cent of the voting rights normally exercisable at a general meeting of Project Telecom. For the purposes of this condition:

(i)       Project Telecom Shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

(ii)      the expression “Project Telecom Shares to which the Offer relates” shall be construed in accordance with sections 428 to 430F of the Companies Act 1985; and

(iii)      valid acceptances also shall be treated as having been received in respect of any Project Telecom Shares which Vodafone shall, pursuant to section 429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptance of the Offer;

(b)     subject to condition (c) below,

(i)       the Office of Fair Trading (the “OFT”) indicating in terms satisfactory to Vodafone that it does not believe that the Offer or any part of it creates a relevant merger situation within the meaning of section 23 of the Enterprise Act 2002 (the “Enterprise Act”); or

(ii)      the OFT indicating in terms satisfactory to Vodafone that it has decided not to refer the Offer or any part of it to the Competition Commission; or

(iii)      the period for considering any merger notice given to the OFT under section 96 of the Enterprise Act by Vodafone having expired without any such reference being made, provided that section 100 of the Enterprise Act does not apply in relation to such merger notice,

PROVIDED THAT if the Secretary of State for Trade and Industry has given an intervention notice under sub-section 42(2) of the Enterprise Act in relation to the Offer or any part of it, the words “the Secretary of State for Trade and Industry or” shall be deemed to be included at the beginning of sub-paragraph (ii) above;

(c)                        if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the “Regulation”) in relation to the Offer or any part of it and is accepted by the European Commission:

(i)                                  the European Commission issuing a decision pursuant to Article 6(1)(b) of the Regulation in terms satisfactory to Vodafone, declaring that the Offer or, if applicable, that part of the Offer is compatible with the common market; and

(ii)                               to the extent that the OFT retains jurisdiction over any part of the Offer, one of conditions (b)(i) to (iii) above being satisfied in relation to each such part of the Offer;

(d)                       no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, institution, trade agency, court, professional association, or any other body or person in any jurisdiction (each a “Third Party”) having decided to take, institute or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to:

(i)                                  make the Offer, its implementation or the acquisition or proposed acquisition by Vodafone or any of its subsidiaries of any Project Telecom Shares or control of Project Telecom, void, unenforceable or illegal, or restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise impede, challenge or interfere with, or require amendment to, the terms of the Offer or the acquisition or proposed acquisition of any Project Telecom Shares by Vodafone;

(ii)                               result in a delay in the ability of Vodafone or render Vodafone unable to acquire some or all of the Project Telecom Shares or require a divestiture by Vodafone of any shares in Project Telecom;

(iii)                            require, prevent or materially delay the divestiture or alter the terms of any proposed divestiture by Vodafone or any member of the Wider Vodafone Group or by any member of the Wider Project Telecom Group of all or any part of their respective businesses, assets or properties, or impose any limitation on their ability to conduct their respective businesses (or any part of them) or to own their respective assets or properties or any part of them which is material in the context of the Wider Project Telecom Group or the Wider Vodafone Group (each taken as a whole);

(iv)                           impose any limitation on, or result in a material delay in, the ability of any member of the Wider Vodafone Group or any member of the Wider Project Telecom Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in any member of the Wider Project Telecom Group or any member of the Wider Vodafone Group held or owned by it or exercise any rights of ownership in respect of shares or other securities in, or to exercise management control over, any member of the Wider Project Telecom Group or any business carried on by such member in each case to an extent which is material in the context of the Offer;

(v)                              save as pursuant to the Offer, require any member of the Wider Vodafone Group or of the Wider Project Telecom Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider Project Telecom Group (to an extent which is material in the context of the Offer);

(vi)                           result in any member of the Wider Project Telecom Group ceasing to be able to carry on business under any name which it presently does so;

(vii)                        impose any material limitation on the ability of any member of the Wider Vodafone Group or the Wider Project Telecom Group to integrate or co-ordinate its business, or any part of it, with any other members of the Wider Vodafone Group and/or Wider Project Telecom Group; or

(viii)                     otherwise materially and adversely affect the business, assets, liabilities, profits or prospects of any member of the Wider Vodafone Group or of the Wider Project Telecom Group,

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene having expired, lapsed or been terminated;

(e)                        all necessary notifications and filings having been made in connection with the Offer by Vodafone and all applicable waiting periods and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) in respect of the Offer and all statutory and regulatory obligations in any jurisdiction having been complied with and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals (“Authorisations”) necessary or appropriate in any jurisdiction for, or in respect of, the Offer and the acquisition or the proposed acquisition of any shares or other securities in, or of control of, Project Telecom by Vodafone or any of its subsidiaries and to carry on the business of any member of the Wider Vodafone Group or of the Wider Project Telecom Group in any jurisdiction having been obtained in terms and in a form satisfactory to Vodafone and the Vodafone Group from all appropriate Third Parties and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

(f)                          save as fairly disclosed in writing to Vodafone or its professional advisers prior to the date of the Announcement, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Project Telecom Group is a party or by or to which any such member or any of its assets is or may be bound or be subject and which as a consequence of the Offer or the acquisition or the proposed acquisition by Vodafone or any of its subsidiaries of any shares or other securities (or the equivalent) in Project Telecom or because of a change in the control or management of any member of the Wider Project Telecom Group or otherwise, could or might result in, to an extent which is material in the context of the Wider Project Telecom Group taken as a whole:

(i)                                  any monies borrowed by, or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider Project Telecom Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii)                               the creation or enforcement of any mortgage, charge or other security interest, over the whole or any part of the business, property, assets or interests of any member of the Wider Project Telecom Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

(iii)                            the rights, liabilities, obligations, interests or business of any member of the Wider Project Telecom Group or any member of the Wider Vodafone Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Project Telecom Group or any member of the Wider Vodafone Group in or with any other firm or company or body or person (or any agreement or arrangement relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iv)                           any material assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Project Telecom Group being or falling to be disposed of or charged, or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Project Telecom Group otherwise than in the ordinary course of business;

(v)                              any member of the Wider Project Telecom Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)                           the value or financial or trading position, profits or prospects of Project Telecom or any member of the Wider Project Telecom Group being prejudiced or adversely affected; or

(vii)                        the creation of any liability (actual or contingent) by any member of the Wider Project Telecom Group;

(g)                       no member of the Wider Project Telecom Group having since 31 December 2002, being the date to which the last published audited report and accounts of Project Telecom were made up, save as disclosed in such audited report and accounts or publicly announced by Project Telecom through a Regulatory Information Service or as otherwise disclosed to Vodafone or its professional advisers in the course of the negotiations leading up to the Announcement, prior to the date of the Announcement:

(i)                                  issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between Project Telecom and wholly-owned subsidiaries of Project Telecom and save for the issue of Project Telecom shares to employees on the exercise of options granted under, or the grant of options under, the Project Telecom Share Option Schemes before the date of the Announcement in the ordinary course);

(ii)                               recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid to another member of the Project Telecom Group;

(iii)                            (save for intra-Project Telecom Group transactions and other than in the ordinary course of business) authorised, proposed or announced its intention to authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares (or the equivalent thereof) in any undertaking or undertakings or any change in its share or loan capital;

(iv)                           (save for intra-Project Telecom Group transactions and other than in the ordinary course of business) disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset or authorised, proposed or announced any intention to do so;

(v)                              (save for intra-Project Telecom Group transactions) made, authorised, proposed or announced an intention to propose any change in its loan capital;

(vi)                           (save for intra-Project Telecom Group transactions) issued, authorised or proposed or announced an intention to authorise or propose, the issue of any debentures or incurred any indebtedness or contingent liability which is material in the context of the Wider Project Telecom Group taken as a whole;

(vii)                        entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or could involve an obligation of such a nature or magnitude, which is or is likely to be restrictive on the business of any member of the Wider Project Telecom Group or the Wider

Vodafone Group, which is, in any such case, material in the context of the wider Project Telecom Group;

(viii)                     entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of, or make any offer (which remains open for acceptance) to enter into or vary the terms of, any service agreement with any director or senior executive of Project Telecom;

(ix)                             purchased, redeemed or repaid or announced a proposal to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted upon the exercise of options granted under the Project Telecom Share Option Schemes or as between Project Telecom and wholly-owned subsidiaries of Project Telecom;

(x)                                implemented, effected, authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, scheme, or other similar out of the ordinary course commitment, transaction or arrangement;

(xi)                             waived, compromised or settled any claim which is material in the context of Project Telecom Group as a whole otherwise than in the ordinary course of business;

(xii)                          terminated or varied the terms of any agreement or arrangement between any member of the Project Telecom Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Project Telecom Group;

(xiii)                       made any alteration to its memorandum or articles of association or other incorporation documents;

(xiv)                      made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(xv)                         been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business;

(xvi)                      (other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or had any action or proceedings or other steps instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

(xvii)                   entered into any agreement, arrangement or commitment or passed any resolution or made any proposal or announcement with respect to, or to effect, any of the transactions, matters or events referred to in this condition (g);

(h)                       since 31 December 2002, save as disclosed in the annual report and accounts of Project Telecom for the year ended 31 December 2002, save as fairly disclosed to any member of the Vodafone Group or its advisers by or on behalf of Project Telecom and except as publicly announced through a Regulatory Information Service prior to the date of the Announcement, there having been:

(i)                                  no material adverse change in the business, assets, financial or trading position or profits or prospects of the Wider Project Telecom Group;

(ii)                               no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, intimated or instituted by or against or remaining outstanding against or in respect of any member of the Wider Project Telecom Group and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Project Telecom Group having been threatened, announced or instituted or remaining outstanding, against or in respect of any member of the Wider Project Telecom Group which in each case is material in the context of the Wider Project Telecom Group; and

(iii)                            no contingent or other liability having arisen or been incurred which might reasonably be expected to adversely affect any member of the Project Telecom Group and which is material in the context of the Wider Project Telecom Group;

(i)                           save as fairly disclosed to any member of the Vodafone Group or its advisers by or on behalf of Project Telecom and except as publicly announced through a Regulatory Information Service, Vodafone not having discovered:

(i)                                  that the financial, business or other information concerning the Wider Project Telecom Group publicly announced or publicly disclosed at any time by or on behalf of any member of the Wider Project Telecom Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading; and

(ii)                               that any member of the Wider Project Telecom Group is subject to any material liability, contingent or otherwise, which is not disclosed in the Annual Report;

(j)                           save as fairly disclosed to any member of the Vodafone Group or its advisers by or on behalf of Project Telecom prior to the date of the Announcement, in relation to any release, emission, discharge, disposal or other fact or circumstance which causes or might cause pollution of the environment or harm to human health, no past or present member of the Wider Project Telecom Group having, in any manner or to an extent which is material in the context of the Offer (i) committed any violation of any laws, statutes, ordinances, regulations or other requirements of any Third Party and/or (ii) incurred any liability (whether actual or contingent) with respect thereto.

Subject to the requirements of the Panel, Vodafone reserves the right to waive all or any of the above conditions in whole or in part, except condition (a). Vodafone also reserves the right, subject to consent of the Panel, to extend the time allowed under the Code for the satisfaction of condition (a) until such time as conditions (b) to (j) have been satisfied, fulfilled or, to the extent permitted, waived.

If Vodafone is required by the Panel to make an offer for Project Telecom Shares under the provisions of Rule 9 of the City Code, Vodafone may make such alterations to any of the above conditions including condition (a) above, as are necessary to comply with the provisions of that Rule.

The Offer will lapse unless all of the conditions set out above have been fulfilled or, to the extent permitted, waived or, where appropriate, have been determined by Vodafone in its reasonable opinion to be or remain satisfied or (if capable of waiver) be waived, by 3.00 p.m. (London time) on the 21st day after the later of (i) the first closing date of the Offer and (ii) the date on which condition (a) is fulfilled (or such later date as Vodafone, with the consent of the Panel may decide). Vodafone shall be under no obligation to waive (if capable of waiver) or treat as satisfied any of conditions (b) to (j) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that the condition may not be capable of fulfilment.

The Offer will lapse if, before 3.00 p.m. (London time) on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances (whichever is later), (i) the Offer or any part of it is referred to the Competition Commission; or (ii) following a request to the European Commission under Article 22(3) of the Regulation in relation to the Offer or any part of it, which request is accepted by the European Commission, the European Commission initiates proceedings under Article 6(1)(c) of the Regulation. If the Offer so lapses it will cease to be capable of further acceptance and accepting Project Telecom Shareholders and Vodafone will cease to be bound by acceptances received before the time when the Offer lapses.

The Offer and any acceptances thereunder will be governed by English law, will be subject to the jurisdiction of the English courts and will be subject to the terms and conditions set out in Appendix I of this Announcement, the Form of Acceptance and those terms which will be set out in the Offer Document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code.

The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements.

The Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, a Restricted Jurisdiction and the Offer, including the Loan Note Alternative, will not be capable of acceptance by any such use, means, instrumentality or facility within a Restricted Jurisdiction.

Part B: Particulars of the Loan Note Alternative

The Loan Note Alternative will be conditional upon the Offer becoming unconditional in all respects.

Save as stated below and subject to the terms which will be set out in the Offer Document, Project Telecom Shareholders who validly accept the Offer may elect to receive, in exchange for those Project Telecom Shares in respect of which they make a valid election, Loan Notes instead of the cash to which they would otherwise have been entitled under the Offer on the basis of £1 in nominal amount of Loan Notes for every £1 which they would otherwise have received.

The Loan Notes will be issued in integral multiplies of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued.

Unless Vodafone decides otherwise, no Loan Notes will be issued by Vodafone unless the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £5 million. If such aggregate is less than £5 million, any such election shall, unless Vodafone decides otherwise, be void and, provided the acceptance of the Offer is otherwise valid, the relevant Project Telecom Shareholders will be deemed to have accepted the Offer.

The Loan Notes and the Loan Note instrument will be governed by and construed in accordance with English law.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States; the relevant clearances have not been, nor will they be, obtained from the securities commission or any similar authority of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Loan Notes

have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes are not being, and may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, the relevant jurisdiction or to, or for the account or benefit of, any US, Canadian, Australian or Japanese person.

APPENDIX II

SOURCES AND BASES

In this Announcement:

(i)                                     unless otherwise stated in this Announcement, financial information relating to Project Telecom has been extracted from the annual report and accounts of Project Telecom for the year ended 31 December 2002;

(ii)                                  unless otherwise stated, financial and other information relating to Vodafone has been extracted from the annual report and accounts of Vodafone for the year ended 31 March 2003;

(iii)                               the value of the existing issued share capital of Project Telecom is based upon 221,786,679 Project Telecom Shares in issue on 4 August 2003 (according to the records of Project Telecom) and the Closing Price of Project Telecom Shares on 4 August 2003 of 65.5 pence and the value of the issued and to be issued share capital of Project Telecom is based upon the number of shares in issue referred to above together with options over 9,495,333 shares in Project Telecom exercisable at a price of less than 70 pence on 4 August 2003;

(iv)                              the market capitalisation of Vodafone is based on a total of 68,196,200,047 Vodafone Shares in issue on 4 August 2003, (according to the records of Vodafone) and the Closing Price for Vodafone Shares on 4 August 2003 of 115 pence;

APPENDIX III

Profit forecast for the Project Telecom Group for the year ending 31 December 2003

The Project Telecom directors forecast that, in the absence of unforeseen circumstances and on the bases of preparation and principal assumptions set out below, current year operating profits from continuing operations (after goodwill amortisation and before exceptional items) will be not less than last year’s figure of £10.3 million.

Bases of preparation and principal assumptions

Bases of preparation

The profit forecast for the year ending 31 December 2003 has been prepared using the accounting policies adopted by the Project Telecom Group.  The forecast is based on the unaudited management accounts of the Project Telecom Group for the six months ended 30 June 2003 and the directors’ forecast of results for the six months ending 31 December 2003.

Principal assumptions

The profit forecast is based on the following principal assumptions.

Those principal assumptions which are outside the control of the directors are as follows:

•                  There will be no fundamental change in the political and economic environment that materially affects the Project Telecom Group.

•                  There will be no industrial disputes or business interruptions that materially affect the Project Telecom Group or its principal suppliers or customers.

•                  There will be no change in exchange rates, interest rates, accounting regulations, bases of taxation or legislation that have a material impact on the Project Telecom Group.

•                  There will be no change in the ownership of the Project Telecom Group and no adverse impact on the Project Telecom Group’s operations should the recommended offer not be completed.

•                  There will be no material change in the basis of trading with customers or suppliers as a consequence of regulatory changes or material changes in pricing policies by network operators.

In addition, the profit forecast is based on the following principal assumptions which the Project Telecom directors can influence:

•                  There will be no acquisitions or disposals made by the Project Telecom Group.

•                  Full integration of the recently acquired IMS business by 31 December 2003.

•                  There will be no changes in the existing senior management, or accounting policies.

No account has been taken of the expenses incurred or to be incurred in relation to the Offer.  These costs will be recognised as an exceptional item in the published accounts for the financial year ending 31 December 2003.

Letters relating to the profit forecast

The following are the texts of letters received from Deloitte & Touche, Rothschild and Cazenove relating to the profit forecast of Project Telecom set out in this Appendix III.

(i)            Letter from Deloitte & Touche

Report on the profit forecast

Deloitte & Touche LLP

1 Woodborough Road

Nottingham

NG1 3FG

The Directors

Project Telecom plc

Brunel Park

Brunel Drive

Newark

Notts

NG24 2EG

N M Rothschild & Sons Limited

New Court

St Swithins Lane

London

EC4P 4DU

Cazenove & Co. Ltd

20 Moorgate

London

EC2R 6DA

Our Ref:	GMT/PGC	5 August 2003

Project Telecom plc (the “Company”)

Dear Sirs

We have reviewed the accounting policies and calculations used in preparing the profit forecast for the Company and its subsidiaries (the “Group”) for the year ending 31 December 2003, for which the directors of the Company are solely responsible (the “Profit Forecast”), set out in Appendix III of the announcement of an offer for the Company dated 5 August 2003 (the “Announcement”).  The Profit Forecast takes account of the results shown by the unaudited management accounts for the six months ended 30 June 2003 and the Directors’ forecast of results for the six months ending 31 December 2003.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The work we have carried out on the Profit Forecast is solely for the purpose of reporting to the Directors of the Company, and hence to the existing shareholders of the Company, and to the directors of N M Rothschild & Sons Limited and Cazenove & Co. Ltd.  As a result, we assume no responsibility to any offeror or any other person other than the directors of the Company and N M Rothschild & Sons Limited and Cazenove & Co. Ltd in respect of or arising out of or in connection with our work on the Profit Forecast.

In our opinion, the Profit Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the bases and assumptions stated by the Directors of the Company in Appendix III of the Announcement and the basis of accounting is consistent with the accounting policies of the Group.

Yours faithfully

Deloitte & Touche LLP

(ii)           Joint Letter from Rothschild and Cazenove

N M Rothschild & Sons Limited
New Court, St Swithin’s Lane
London, EC4P 4DU

Cazenove & Co. Ltd
20 Moorgate
London, EC2R 6DA

The Directors
Project Telecom plc
Brunel Park
Brunel Drive
Newark
Nottinghamshire
NG24 2EG

5 August 2003

Dear Sirs

Project Telecom plc (“Project Telecom”)

Profit Forecast

We have discussed with you and Deloitte & Touche the profit forecast, together with the bases and assumptions on which it has been made, of Project Telecom for the year ending 31 December 2003 (the “Project Telecom Profit Forecast”). We have also considered the letter dated 5 August 2003 addressed to you and us from Deloitte & Touche regarding the accounting policies and calculations underlying the profit forecast.

As a result of these discussions, and having regard to that letter, we consider that the Project Telecom Profit Forecast (for which the directors of Project Telecom are solely responsible) has been made with due care and consideration by Project Telecom.

This letter is provided to you solely in connection with Rule 28.3 (b) of the City Code on Takeovers and Mergers and for no other purpose.  We accept no responsibility in respect of this letter other than to you, in your capacity as directors of Project Telecom.

Yours truly

Jeremy Boardman	David Anderson
For and on behalf of N M Rothschild & Sons Limited	For and on behalf of Cazenove & Co. Ltd
Registered office as above	Registered office as above
Registered number 925279, regulated by the FSA	Registered number 4153386, regulated by the FSA

APPENDIX IV

DEFINITIONS

£	means UK pounds sterling (and references to “pence” shall be construed accordingly);

Announcement	means this announcement;

Annual Report	means the annual report and accounts of Project Telecom for the year ended 31 December 2002;

Authorisations	has the meaning given to it in paragraph (e) of Part A of Appendix I of this document;

Cazenove	means Cazenove & Co. Ltd;

City Code or Code	means The City Code on Takeovers and Mergers;

Closing Price	means the middle market price of the relevant share at the close of business on the day to which such price relates, derived from the Daily Official List of the London Stock Exchange for that day;

Companies Act	means the Companies Act 1985 (as amended);

Form of Acceptance	means the form of acceptance and election relating to the Offer accompanying the Offer Document;

FSA	means the UK Financial Services Authority;

LIBOR

means the London Inter-bank Offered Rate expressed as a rate per annum for six month sterling deposits of £1 million commencing on the first business day of the relevant interest period which appears on the Telerate Page 3750 or Telerate page 3740 (as appropriate) at or about 11.00 a.m. on such date;

Loan Note Alternative

means the alternative whereby Project Telecom Shareholders (except for certain Overseas Shareholders and US persons) who validly accept the Offer may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise by entitled under the Offer;

Loan Notes	means the unsecured loan notes to be issued by Vodafone pursuant to the Loan Note Alternative;

London Stock Exchange	means London Stock Exchange plc;

Offer or Vodafone’s Offer

means the recommended cash offer to be made by UBS on behalf of Vodafone, and in the United States by Vodafone itself, to acquire the Project Telecom Shares on the terms and subject to the conditions set out in this Announcement and the terms to be set out in the Offer Document and the Form of Acceptance (including the Loan Note Alternative), and (where the context so requires) any subsequent revision, variation, extension or renewal of such offer;

Offer Document	means the document containing the terms and conditions of the Offer to be sent to Project Telecom Shareholders;

Official List	means the Official List of the UK Listing Authority;

Overseas Shareholders

means Project Telecom Shareholders resident in, or nationals or citizens of, jurisdictions outside the UK or the US or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of such other jurisdictions;

Panel	means The Panel on Takeovers and Mergers;

Project Telecom

means Project Telecom plc, a public limited company incorporated in England and Wales (registered number 2758652) whose registered address is Brunel Park, Brunel Drive, Newark, Nottinghamshire, NG24 2EG;

Project Telecom Board	means the board of directors of Project Telecom;

Project Telecom Group	means Project Telecom and its subsidiaries and subsidiary undertakings;

Project Telecom Share or Project Telecom Shares

means the existing unconditionally allotted or issued and fully paid ordinary shares of 0.25p each in the capital of Project Telecom and any further ordinary shares of 0.25p which are unconditionally allotted or issued and fully paid before the Offer closes or before such earlier date as Vodafone (subject to the City Code) may determine, not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances;

Project Telecom Shareholders	means the holders of Project Telecom Shares;

Project Telecom Share Option Schemes

means the Project Telecom plc Approved Share Option Scheme, the Project Telecom plc Unapproved Share Option Scheme and options over shares in Project Telecom granted in replacement for options over shares in Project Telecom Limited to employees of that company and its subsidiaries;

Regulation	has the definition given to it in condition (c) of Part A of Appendix I;
Regulatory Information Service	any of the services set out in Schedule 12 to the listing rules of the UK

Listing Authority;

Restricted Jurisdiction	means Canada, Australia or Japan or any jurisdiction where extension or acceptance of the Offer would violate the law of that jurisdiction;

Rothschild	means N M Rothschild & Sons Limited;

SEC	means the United States Securities and Exchange Commission;

‘subsidiary’, ‘subsidiary undertaking’, ‘associated undertaking’ and ‘undertaking’

have the meanings given to them by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and ‘substantial interest’ means a direct or indirect interest in 20 per cent or more of the equity capital of an undertaking;

Third Party	has the meaning given to it in condition (d) of Part A of Appendix I;

UBS or UBS Investment Bank	means UBS Limited;

UK or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

UK Listing Authority	means the FSA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

United States or US	means the United States of America, its territories and possessions, any state of the United States of America and the District of Colombia;

US person	has the meaning as set forth in Regulation S under the US Securities Act;

US Securities Act	means the United States Securities Act of 1933 (as amended);

US Securities Exchange Act	means the United States Securities Exchange Act of 1934 (as amended);

Vodafone

means Vodafone Group Plc, a public limited company incorporated in England and Wales (registered number 1833679) whose registered address is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN;

Vodafone Board	means the board of directors of Vodafone at the date of this Announcement;

Vodafone Group	means Vodafone and its subsidiaries and subsidiary undertakings;

Vodafone Shares	means Ordinary Shares of US$0.10 each in the capital of Vodafone;

Wider Project Telecom Group

means Project Telecom and its subsidiary undertakings, associated undertakings and any company in which Project Telecom and/or such undertakings (aggregating their interests) have a substantial interest; and

Wider Vodafone Group	means Vodafone and its subsidiary undertakings, associated undertakings and any undertakings in which Vodafone and/or such undertakings (aggregating their interests) have a substantial interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: August 6, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary